UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company’s Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone:    +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

Set forth below is the text (translated into English) of advertisements published in Denmark on June 20, 2002. Such advertisements will be republished on various dates in the future.

Dear Navision shareholder,

We would like to purchase your shares up to and including 5 July 2002

On 13 May, Microsoft Corporation submitted a voluntary offer to the shareholders of Navision a/s for the purchase of all shares in Navision.

The purchase offer

Microsoft is offering Navision shareholders the choice of DKK 300 in cash per share, or, should shareholders so desire, the exchange of their shares for an equivalent value of shares in Microsoft. The exchange ratio will be published after the expiry of the offer period.

The board of directors of Navision has unanimously recommended the purchase offer to Navision’s shareholders. All the terms and conditions of the purchase offer are stated in Microsoft’s Share Purchase and Exchange Offer (Aktiekøbs- og Ombytningstilbud), which may be obtained from: Danske Bank, Corporate Actions, tel.: +45 43 39 49 69.

The Danish tax authorities have approved that the share exchange will be tax free for under Danish tax laws and regulations for the shareholders who elect to exchange their Navision shares for Microsoft shares. The approval is however subject to the condition that before 1 July acceptances must not have been given for 90 per cent or more of Navision’s share capital (the date of the coming into force of the amendment of the new Act on Capital Gains on Shares).

Acceptance of the purchase offer

Acceptance of the purchase offer is indicated by filling in the acceptance form enclosed with the Share Purchase and Exchange Offer. Navision shareholders will accept the offer via their custody bank.

The purchase offer will expire at 20:00 hours Danish time on 5 July 2002.

If you as a Navision shareholder have not received a copy of Microsoft’s Share Purchase and Exchange Offer including the acceptance form, you can order a copy from: Danske Bank, Corporate Actions, Tel: +45 43 39 49 69

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Dear Navision shareholder, We would like to purchase your shares up to and including 5 July 2002

If you as a Navision shareholder have not received a copy of Microsoft’s Share Purchase and Exchange Offer including the acceptance form, you can order a copy from: Danske Bank, Corporate Actions, Tel: +45 43 39 49 69.

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